FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                      1934


                                 April 6, 2005

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                              (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F  X          Form 40-F __
                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                  Yes  __               No  X
                                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                  Yes  __               No  X
                                           ---


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                  Yes __                No  X
                                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 8

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                               Smith & Nephew plc
                                               (Registrant)


Date: April 6, 2005
                                               By: /s/ Paul Chambers
                                                   -----------------
                                                   Paul Chambers
                                                   Company Secretary

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

John Buchanan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

John Buchanan

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Buchanan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

20,000

8. Percentage of issued class

Less than 0.01%

9. Number of shares/amount of stock disposed



10. Percentage of issued class

11. Class of security

Ordinary shares of 12 2/9 pence

12. Price per share

499 pence

13. Date of transaction

1 April 2005

14. Date company informed

1 April 2005

15. Total holding following this notification

20,000

16. Total percentage holding of issued class following this notification

Less than 0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Phil Higgins 0207 960 2228

25. Name and signature of authorised company official responsible for making this notification

Phil Higgins Assistant Company Secretary

Date of Notification

04.04.05

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Peter Hooley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Peter Hooley

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary



7. Number of shares / amount of stock acquired



8. Percentage of issued class



9. Number of shares/amount of stock disposed



10. Percentage of issued class



11. Class of security



12. Price per share



13. Date of transaction



14. Date company informed



15. Total holding following this notification



16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

1 April 2005

18. Period during which or date on which exercisable

1 April 2005 - 31 March 2012

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

20,574 ordinary shares of 12 2/9 pence

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Nil

22. Total number of shares or debentures over which options held following this notification

685,877

23. Any additional information

Grant of nil cost options over Loyalty Share Award by the Trustees of the Smith & Nephew Employees Share Trust in respect of the 1998 Long Term Incentive Plan.

24. Name of contact and telephone number for queries

Phil Higgins 0207 960 2228

25. Name and signature of authorised company official responsible for making this notification

Phil Higgins Assistant Company Secretary

Date of Notification

30.03.05

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.